UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

With respect to the announcements made earlier this morning by the European authorities concerning the new temporary and extraordinary capital requirements applicable to European banks, BBVA has been informed by the Bank of Spain that following these recommendations as set out by the European Banking Authority;

“The total capital buffer for BBVA is 7.087 million euro of which 1.912 correspond to sovereign risk exposures. This is an indicative and preliminary figure which is subject to changes on the basis of end September data and will be reviewed by the banks and supervisory authorities. Once reviewed and definitive it will form the basis to develop actions necessary to achieve the required levels of capitalization by June 2012.”

Once we have analyzed and fully understood the new capital requirements as well as the methods of calculation and the resulting required levels of core capital, we will adopt the measures necessary to fulfil these new requirements.

According to the information available at this moment, BBVA considers itself to be in the situation to comply with the new requirements through measures of organic capital generation, balance sheet management, management of its portfolio of businesses as well as other alternatives to generate core capital and excludes in any case the usage of public aid.

Today at 9:00 a.m., BBVA will make a presentation to analysts in which it will elaborate on its preliminary analysis of the new rules published today. Any interested party can follow the presentation via BBVA's web site on the Internet
(www.bbva.com).

A recording of the presentation will also be available on the above web site, for a period of at least one month.

Madrid, 27th October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/27/2011	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative